UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-34982

E-Commerce China Dangdang Inc.

21/F, Jing An Center

No.8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-COMMERCE CHINA DANGDANG INC.

By	:	/s/ Peggy Yu Yu
Name	:	Peggy Yu Yu
Title	:	Executive Chairwoman of the Board of Directors

Date: October 24, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

99.2	Notice of Annual General Meeting

99.3	Form of Proxy for Annual General Meeting

99.4	Voting Card for ADS Holders

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